

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2013

<u>Via E-mail</u>
Saul Sanders
Chief Executive Officer
Shellpoint Mortgage Acceptance LLC
2 Grand Central Tower
140 E. 45th Street, 37th Floor
New York, New York 10017

> **Re: Shellpoint Mortgage Acceptance LLC**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed March 21, 2013**
> **File No. 333-184419**

Dear Mr. Sanders:

We have reviewed your letter dated March 21, 2013 and your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-3

Prospectus Supplement Related to the Certificates

Risk Factors

<u>Pre-offering Review of the Mortgage Loans Underlying the Certificates May Not Reveal Aspects of the Mortgage Loans Which Could Lead to Losses, page S-21</u>

1. We note your response to our prior comment 2 from our letter dated March 11, 2013; however, we believe there is language in your prospectus that appears to disclaim your responsibility to comply with Rule 193. In this regard, for example, this risk factor disclosure states that there can be "no assurance" that any review process conducted uncovered relevant facts that could be determinative of how the reviewed mortgage loans

will perform. Similar language appears on page S-57. Rule 193 requires, however, that your pre-offering review must be designed and effected to provide reasonable assurance that the disclosure regarding the pool assets in the prospectus is accurate in all material respects. Accordingly, please revise and confirm that the Sponsor will comply with Rule 193.

2.   Also, we note your statement that these review procedures were intended to discover "certain material discrepancies and possible material defects in the mortgage loans reviewed." As noted, the review should cover the accuracy of all prospectus disclosure regarding the pool assets in all material respects. Therefore, revise to delete "certain" and explain what discrepancies are being reviewed.

3.   Please clarify your statement that "the review of the analyses by the Sponsor may, erroneously, not have indicated a defect in the original appraisal, which could result in an increased risk that payments on these mortgage loans may not be received or recovered." It is not clear why the review of the Sponsor could erroneously not have "indicated" a defect if the third party determined the original appraisal was not supportable. Also, please confirm that the Sponsor has designed the third party review of original appraisals to provide reasonable assurance that the disclosure regarding the pool assets is accurate in all material respects.

Additional Information, page S-56

4.   We note your response to comment 3 and reissue our comment. Your disclosure does not conform with the requirements of Item 6.05 of Form 8-K for two reasons. First, your disclosure states that you will only file a supplement or Current Report on Form 8-K if a material pool characteristic differs by 5% or more from the description in the prospectus supplement "as of the closing date." Item 6.05 does not provide that a supplement or Form 8-K should only be filed with respect to the closing date. Rather, you must file a Form 8-K at any time prior to closing, to disclose that a material pool characteristic differs by 5% or more from the description in the prospectus supplement. Second, your disclosure provides that you will only file a supplement or Form 8-K if the difference of 5% or more in a material pool characteristic is as a result of changes in the pool composition described in the prospectus supplement. Item 6.05 is not limited to the reporting of differences in material pool characteristics that result only from changes in the pool composition and, in fact, it only excludes changes that occur as a result of the pool assets converting into cash in accordance with their terms. For example, absent a change in pool composition, if the delinquency statistics that were presented in the prospectus change by more than 5% after the cut-off date, but prior to closing, then disclosure would be required under Item 6.05 of Form 8-K. Please revise your disclosure to conform with the reporting requirements of Item 6.05 of Form 8-K.

5.   In that regard, please revise your disclosure on page S-47 to further clarify whether your reference to "actual payment activity" means that your disclosure will reflect actual payments that are due on or before the close of business on the cut-off date or whether your reference to "actual payment activity" means something else.

Pre-Offering Review of the Mortgage Loans, page S-56

6.   Also in regards to your response to comment 2, we do not agree with your analysis and reissue our comment. Section II.B.3. of SEC Release 33-9176 notes that under Rule 193 the issuer will be required to review whether the disclosure regarding the asset pool is accurate in all material respects. Further, the instruction to Item 1111(a)(7) of Regulation AB provides that "the disclosure required under this item shall provide an understanding of how the review related to the disclosure regarding the assets." For the disclosure to provide investors with a full understanding of how the review related to the asset disclosure, it is necessary for you to reach a conclusion as to whether the review actually provided you with such reasonable assurance. Therefore, please revise to confirm that you will comply with the requirements of Rule 193.

Pooling and Servicing Agreement, page S-95

7.   We note your revisions in response to comment 4 in the prospectus supplement related to the notes and reissue our comment with respect to the prospectus supplement related to the certificates. Please note that comment 1 from our letter dated November 13, 2012 requested that comments to the base prospectus and/or the supplements should be applied universally, if applicable, and that, if comments issued for one apply to another, conforming revisions should be made. This general comment applies to all outstanding and future comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Arthur Sandel, Special Counsel in the Office of Structured Finance, at (202) 551-3262, or me at (202) 551-3313, with any other questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel

cc: Paul D. Tvetenstrand, Esq.
       SNR Denton US LLP